September 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Jonathan Burr
James Lopez

Re:	PetIQ, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 14, 2018
File No. 333-227186

Dear Messrs. Burr and Lopez:

PetIQ, Inc. (the “Company”) acknowledges the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on September 20, 2018 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the Commission on September 14, 2018. In response to the Staff’s comment, the Company has filed with the Commission through its EDGAR system Amendment No. 2 to the Registration Statement, which includes additional disclosure pursuant to Item 401(f) of Regulation S-K.

If you have any questions regarding this letter or Amendment No. 2 to the Registration Statement, please call me at (312) 558-3722.

Respectfully Submitted,

/s/ Christina T. Roupas

Christina T. Roupas

cc:	McCord Christensen
John Newland
Robert Mooney